      As filed with the Securities and Exchange Commission on July 31, 1998
                         REGISTRATION STATEMENT NO. 333-

--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------
                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                -----------------
                        CORPORATE OFFICE PROPERTIES TRUST
             (Exact name of Registrant as specified in its charter)
                                One Logan Square
                                   Suite 1105
                             Philadelphia, PA 19103
                                 (215) 567-1800

   (Address, including zip code, and telephone number, including area code of
                   Registrant's principal executive offices)

                               ------------------
                               Clay W. Hamlin, III
                      President and Chief Executive Officer
                                One Logan Square
                                   Suite 1105
                             Philadelphia, PA 19103
                                 (215) 567-1800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              --------------------
                                    Copy to:
                               JOHN F. BALES, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                              2000 One Logan Square
                             Philadelphia, PA 19103
                                 (215) 963-5478

                                -----------------

         Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

         If this form is used to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

         If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


                         CALCULATION OF REGISTRATION FEE


      Title of Shares          Amount to be             Proposed Maximum               Proposed Maximum               Amount of
     Being Registered           Registered         Offering Price Per Share(1)    Aggregate Offering Price(1)     Registration Fee
     ----------------          ------------        ---------------------------    ---------------------------     ----------------
Common Shares of
Beneficial Interest, par        10,081,758                  $8.46875                      $85,379,888                   $25,187
value $.01 per share


-------------------

(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c) based on the average of the high and low sales prices on the New York Stock Exchange on July __, 1998.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION B(a), MAY DETERMINE.

--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell nor the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                   PRELIMINARY PROSPECTUS DATED JULY __, 1998
                              SUBJECT TO COMPLETION
                                   PROSPECTUS
                                10,081,758 SHARES

                        CORPORATE OFFICE PROPERTIES TRUST

                      COMMON SHARES OF BENEFICIAL INTEREST
                           (PAR VALUE $.0l PER SHARE)

                               -------------------

         This Prospectus relates primarily to 9,481,758 Common Shares which Corporate Office Properties Trust may issue to certain investors who have the right to receive either cash or Common Shares in exchange for limited partnership interests these investors now hold. One or more of these investors may offer and sell all or a portion of their Common Shares, along with 600,000 Common Shares which certain of these investors already own, for a total of 10,081,758 Common Shares.

         Corporate Office Properties Trust is registering the 10,081,758 Common Shares pursuant to its obligations under a registration rights agreement, but the registration of those Common Shares does not necessarily mean that any of those Common Shares will be offered or sold by these investors.

         See "Risk Factors" beginning on page 3 for certain factors relevant to an investment in the common shares.

         The Common Shares are listed on the New York Stock Exchange under the symbol "OFC." To ensure that Corporate Office Properties Trust maintains its qualification as a real estate investment trust, ownership by any person is limited to 9.8% of the lesser of the number or value of outstanding Common Shares, with certain exceptions.

                           --------------------------

               Neither the Securities and Exchange Commission nor
                 any state securities commission has approved or
                 disapproved of these securities or passed upon
                   the accuracy or adequacy of the prospectus.
                       Any representation to the contrary
                             is a criminal offense.

                           --------------------------

         The investors referred to above from time to time may offer and sell the Common Shares directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. See "Plan of Distribution."

         The investors referred to above and any agents or broker-dealers that participate with them in the distribution of the Common Shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and any profit on the resale of the Common Shares may be deemed to be underwriting commissions or discounts under the Securities Act. See "Registration Rights" for a description of certain indemnification arrangements between Corporate Office Properties Trust and these investors.

         Corporate Office Properties Trust will not receive any proceeds from either the issuance or the sale of the Common Shares by the investors referred to above but has agreed to bear certain expenses of registration of such shares under federal and state securities laws.

                  The date of this Prospectus is July ___,1998

                                     SUMMARY

         The following summary is qualified in its entirety by the more detailed information and financial statements contained elsewhere in this Prospectus. Unless the context otherwise requires, the "Company" refers to Corporate Office Properties Trust and its predecessors and, where applicable, Corporate Office Properties, L.P., a Delaware limited partnership which the Company controls as its sole general partner (the "Operating Partnership"), and other subsidiaries.

         This Prospectus, including the information incorporated by reference herein, contains "forward-looking statements" relating to, without limitation, future economic performance, and plans and objectives of management. The words "believe," "expect," "anticipate,""estimate," and other similar expressions which are predictions or indicate future events and trends and which do not relate to historical matters may identify forward-looking statements. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. Certain risk factors that might cause such a difference are discussed in the section entitled "Risk Factors" beginning on page 3 of this Prospectus. Prospective investors should carefully consider such risk factors in conjunction with the other information contained or incorporated by reference in this Prospectus before making a decision to purchase any Common Shares. The Company cautions the reader, however, that such risk factors may not be exhaustive.

                                   The Company

         General. The Company is a self-administered REIT which focuses principally on the ownership, acquisition and management of suburban office properties in strong and growing submarkets in the United States. The Company currently owns interests in 24 suburban office properties in Maryland, Pennsylvania and New Jersey containing approximately 2.6 million rentable square feet (the "Office Properties"). The Company also owns seven retail properties located in the Midwest containing approximately 370,000 rentable square feet (the "Retail Properties" and, together with the Office Properties, the "Properties"). As of June 30, 1998, the Properties were over 97% leased. In addition, the Company has options to purchase 44.3 acres of land contiguous to certain of the Office Properties owned by related parties.

         Substantially all of the Company's business pertaining to the Office Properties is conducted through, and all of the Company's interest in the Office Properties are held by or through, the Operating Partnership. The Company holds Units in the Operating Partnership representing a 75.8% economic interest in the Operating Partnership after giving effect to certain interests (the "Retained Interests") which are required to be contributed to the Operating Partnership in November 2000. The Company controls the Operating Partnership in its capacity as the sole general partner.

         The Company was organized in 1988 and elected to be taxed as a REIT commencing with its taxable year ended on December 31, 1992. The Company believes that it was organized and has operated in a manner that permits it to satisfy the requirements for taxation as a REIT under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and intends to continue to operate in such a manner. If the Company qualifies for taxation as a REIT, the Company generally will not be subject to federal income tax on its taxable income that is distributed to its shareholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distribute at least 95% of its annual taxable income (excluding net capital gains).

         The Company's executive offices are located at One Logan Square, Suite 1105, Philadelphia, Pennsylvania 19103 and its telephone number is (215) 567-1800.

         The Formation Transactions. On October 14, 1997, the Company completed certain transactions (the "Formation Transactions") constituting the acquisition by the Company of an interest in the Operating Partnership formed to acquire the Office Properties.

         Pursuant to the Formation Transactions, the Company became the sole General Partner of the Operating Partnership, and the Operating Partnership acquired all of the limited partnership interests in limited partnerships holding the Office Properties (collectively, the "Properties Partnerships") except for certain limited partnership interests retained by Shidler Equities, L.P., a limited partnership controlled by Mr. Jay H. Shidler, Chairman of the Board of the Company, and his spouse, and certain limited partnership interests retained by Mr. Clay W. Hamlin, III, the President, Chief Executive Officer and a trustee of the Company. These limited partnership interests held by Messrs. Shidler and Hamlin constitute the Retained

Interests. The Retained Interests are required to be contributed to the Operating Partnership in November 2000 in consideration for the issuance to the holders thereof of Units in the Operating Partnership. See "The Selling Shareholders."

         Pursuant to the Formation Transactions, in exchange for partnership interests in various of the Properties Partnerships Messrs. Shidler and Hamlin each acquired 300,000 Common Shares (the "Formation Shares") and certain investors, including Messrs. Shidler and Hamlin, acquired certain limited partnership units and/or preferred units (the "Acquired Units") of limited partnership interest ("Units") in the Operating Partnership. Pursuant to a registration rights agreement entered into as part of the Formation Transactions, the holders of the Acquired Units have the right to tender the Acquired Units to the Company for cash redemption, and the Company may, in its sole and absolute discretion, exchange the tendered Acquired Units for Common Shares (the "Redemption Shares"). The Formation Shares and the Redemption Shares are hereinafter referred to together as the "Registered Shares" and the holders thereof who offer and sell Registered Shares pursuant hereto are hereinafter referred to as the "Selling Shareholders."

                               RECENT DEVELOPMENTS

         On May 15, 1998, the Company and certain entities affiliated with Constellation Real Estate Group, Inc. ("Constellation") signed an agreement whereby the Company will acquire certain real commercial properties in the Baltimore, Maryland - Washington, D.C. area, along with a majority interest in a commercial property management company. Constellation is a wholly-owned indirect subsidiary of Baltimore Gas and Electric Company. In exchange, Constellation will receive Common Shares and cash and the Company will assume certain Constellation debt. A special meeting of shareholders of the Company has been set for August 21, 1998, to consider and vote to approve this transaction (the "Constellation Transactions").

         Constellation will contribute up to 18 commercial office and retail properties with a total square footage of 1.4 million square feet. Of the total, 196,000 square feet at two locations is currently under construction. In addition to the office properties, Constellation will contribute certain options and first refusal rights pursuant to which, over the next five years, the Company may acquire 91 additional acres of undeveloped land contiguous to the office properties being contributed. If the Company exercises its rights to acquire all of the undeveloped land, the Company anticipates building an additional 1.7 million square feet of office space. In addition to the real property, Constellation will contribute its 75% ownership interest in Constellation Management, LLC. Constellation Management, LLC provides property and asset management services for a portfolio of 146 properties comprising 14.8 million square feet in the suburban Baltimore, Northern Virginia and Philadelphia areas.

         The Company will pay Constellation consideration valued at approximately $204.6 million, of which amount $107.6 million will be paid in the form of cash or assumption of debt. The balance of the consideration will consist of approximately 6,928,000 Common Shares and approximately 969,900 Series A Convertible Preferred Shares.

         If approved, the Constellation Transactions will be consummated at several closings. The closings for substantially all the properties and assets to be acquired other than the Development Properties are expected to be completed within 45 to 90 days after the special meeting of shareholders. The closing for each of the Development Properties is contingent upon the achievement of certain net operating income levels by July 1, 1999, and neither closing is expected to occur in any event prior to the first quarter of 1999.

         As a result of the Constellation Transactions, Constellation will have the right, so long as it maintains certain levels of share ownership in the Company, to designate up to two members of the Board of Trustees. Constellation will own approximately 41.5% of the Company's Common Shares outstanding upon closing of the Constellation Transactions, and as such will have the power to prevent certain actions that require the approval of the holders of two thirds of the Common Shares. Constellation, as holder of certain preferred shares in the Company (the "Preferred Shares"), will be entitled to receive an annual preferred, cumulative dividend payment of $1.375 per Preferred Share, equal to a rate of 5.5% based on the $25.00 per share liquidation preference attributable to the Preferred Shares, redeemable for Common Shares after 2 years at the rate of $13.34 per Common Share. Additionally, in order to fulfill its obligation to close on two retail properties which are part of the Constellation Transactions (the "Development Properties"), the Company must obtain financing commitments prior to the date of any such closing in amounts up to approximately $25.6 million.

                                  RISK FACTORS

         An investment in the Common Shares involves various risks. Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before making a decision to purchase the Common Shares offered hereby.

Real Estate Investment Risks

         General Risks. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend in large part on the amount of rental income earned and capital appreciation generated, as well as property operating and other expenses incurred. If the Properties do not generate revenues sufficient to meet operating expenses of the Operating Partnership and the Company, including debt service, tenant improvements, leasing commissions and other capital expenditures, the Operating Partnership or the Company may have to borrow additional amounts to cover fixed costs, and the Company's financial performance and ability to make distributions to its shareholders may be adversely affected.

         The Company's revenues and the value of the Properties may be adversely affected by a number of factors, including (i) the national, state and local economic climate and real estate conditions (such as oversupply of or reduced demand for space and changes in market rental rates), (ii) the perceptions of prospective tenants of the attractiveness, convenience and safety of the Properties, (iii) the ability of the Company to provide adequate management, maintenance and insurance, (iv) the ability to collect all rent from tenants on a timely basis, (v) the expense of periodically renovating, repairing and reletting spaces and (vi) increasing operating costs (including real estate taxes and utilities) to the extent that such increased costs cannot be passed through to tenants. Certain significant costs associated with investments in real estate (such as mortgage payments, real estate taxes, insurance and maintenance costs) generally are not reduced when circumstances cause a reduction in rental revenues from the property and vacancies result in loss of the ability to receive tenant reimbursements of operating costs customarily borne by commercial real estate tenants. In addition, real estate values and income from properties are also affected by such factors as compliance with laws applicable to real property, including environmental and tax laws, interest rate levels and the availability of financing. Furthermore, the amount of available rentable square feet of commercial property is often affected by market conditions and may therefore fluctuate over time.

         Tenant Defaults and Bankruptcy. Substantially all of the Company's income is derived, directly or through distributions from the Operating Partnership, from rental income from properties. The distributable cash flow and ability to make expected distributions to shareholders would be adversely affected if any of the Company's largest tenants or a significant number of the Company's tenants failed to meet their lease obligations. Tenants may seek the protection of the bankruptcy laws, which could result in delays in rental payments or in the rejection and termination of such tenant's lease and thereby cause a reduction in the Company's cash flow and the amounts available for distributions to its shareholders. No assurance can be given that tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant, from time to time, may experience a downturn in its business, which may weaken its financial condition and result in the failure to make rental payments when due. If tenant leases are not affirmed following bankruptcy, or if a tenant's financial condition weakens, the Company's results of operations and the amounts available for distribution to its shareholders may be adversely affected.

         Operating Risks. The Properties will be subject to operating risks common to commercial real estate in general, any and all of which may adversely affect occupancy and rental rates. The Properties will be subject to increases in operating expenses such as cleaning, electricity, heating, ventilation and air conditioning, maintenance, insurance and administrative costs, and other general costs associated with security, landscaping, repairs and maintenance. While the Company's current tenants generally are obligated to pay a portion of these escalating costs, there can be no assurance that tenants will agree to pay all or a portion of such costs upon renewal or that new tenants will agree to pay such costs. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. While the Company implements cost-saving incentive measures at each of its properties, the Company's results of operations and ability to make distributions to shareholders could be adversely affected if operating expenses increase without a corresponding increase in revenues, including tenant reimbursements of operating costs. In addition, when tenant leases expire, the Company may incur significant retenanting costs for leasing commissions and tenant improvements.

         Competition; Risk of Not Meeting Targeted Level of Leasing Activity, Acquisitions and Development. Numerous commercial properties compete with the Properties in attracting tenants to lease space, and additional properties can be expected to be built in the markets in which the Properties are located. The number and quality of competitive commercial properties in a particular area will have a material effect on the Company's ability to lease space at its current properties or at newly acquired properties and on the rents charged. Some of these competing properties may be newer or better located than the Properties. In addition, the commercial real estate market is highly competitive particularly within the Mid-Atlantic region in which the Company presently operates. There are a significant number of buyers of commercial property, including other publicly traded commercial REITs, many of which have significant financial resources. This situation has resulted in increased competition in acquiring attractive commercial properties. Accordingly, it is possible that the Company may not be able to meet its targeted level of property acquisitions and developments due to such competition or other factors which may have an adverse effect on the Company's expected growth in operations.

         Possible Environmental Liabilities. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the costs of removal or remediation of hazardous substances at the disposal or treatment facility, whether or not such facility is or ever was owned or operated by such person. Certain environmental laws and common law principles could be used to impose liability for release of and exposure to hazardous substances, including asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injury or property damage associated with exposure to released hazardous substances. As the owner of real properties, the Company may be potentially liable for any such costs.

         Effect of Americans with Disabilities Act Compliance on Cash Flow and Distributions. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations and commercial facilities are required to meet certain federal requirements related to access and use by disabled persons. Existing commercial properties generally are subject to provisions requiring that buildings be made accessible to people with disabilities. Compliance with the ADA requirements could require removal of access barriers, and non-compliance could result in imposition of fines by the U.S. government or an award of damages to private litigants. While the amounts of such compliance costs, if any, are not currently ascertainable, they are not expected to have a material effect on the Company.

         Risks Associated with Illiquidity of Real Estate. Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Code limits the ability of a REIT to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to holders of Common Shares.

         Risks Associated with Acquisition, Development and Construction Activities. The Company intends to acquire existing commercial properties to the extent that they can be acquired on advantageous terms and meet the Company's investment criteria. Acquisitions of such properties entail general investment risks associated with any real estate investment, including the risk that investments will fail to perform in accordance with expectations or that estimates of the costs of improvements to bring an acquired property up to the Company's standards may prove inaccurate.

         The Company also intends to grow in part through the selective development, redevelopment and construction of commercial properties, including build-to-suit properties and speculative development, as suitable opportunities arise. Additional risks associated with such real estate development and construction activities include the risk that the Company may abandon development activities after expending significant resources to determine their feasibility; the construction cost of a project may exceed original estimates; occupancy rates and rents at a newly completed property may not be sufficient to make the property profitable; financing may not be available on favorable terms for development of a property; and the construction and lease up of a property may not be completed on schedule (resulting in increased debt service and construction costs). Development activities are also subject to risks relating to inability to obtain, or delays in obtaining, necessary zoning, land-use, building occupancy and other required governmental permits and authorizations. If any of the above occur, the Company's results of operations and ability to make distributions to shareholders could be adversely affected. In addition, new development activities, regardless of whether they are ultimately successful, may require a substantial portion of management's time and attention.

Real Estate Financing Risks

         The Company intends to continue to operate in the near term with higher debt levels than most other REITs. The Declaration of Trust by which the Company is governed does not limit the amount of indebtedness that the Company may incur. In addition, as a result of, among other things, the annual income distribution requirements applicable to REITs under the Code, the Company will be required to rely on borrowings, either directly or through the Operating Partnership, and other external sources of financing to fund the costs of new property acquisitions, capital expenditures and other items. Accordingly, the Company and the Operating Partnership will be subject to real estate financing risks, including changes from period to period in the availability of such financing, the risk that the Company's or the Operating Partnership's cash flow may not be sufficient to cover both required debt service payments and distributions to shareholders and the risk that indebtedness secured by properties will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of existing indebtedness. Each of the Properties, whether directly owned or owned through the Operating Partnership, has been mortgaged to collateralize indebtedness. If the Company or the Operating Partnership becomes unable to meet its required mortgage payment obligations, the property or properties subject to such mortgage indebtedness could be foreclosed upon by or otherwise transferred to the mortgagee, with a consequent loss of income and asset value to the Company.

         In addition, to the extent the Operating Partnership was unable to meet its debt service obligations, cash distributions to the Company could be reduced or eliminated. Certain documentation pertaining to the financing of the Properties contains provisions that could restrict the ability of the Operating Partnership to make distributions to the Company. Not only does this documentation specifically limit certain distributions and contain financial covenants the practical effect of which may restrict cash to be distributed by the Operating Partnership, but in the event of a default by the Operating Partnership, the lender under this documentation could require the Operating Partnership to significantly curtail or eliminate all distributions. Any indebtedness incurred in the future by the Operating Partnership may contain similar limitations and covenants. There can be no assurance that the lenders under the existing indebtedness or such future indebtedness would grant waivers of these provisions. Any reduction in distributions from the Operating Partnership could require the Company to reduce distributions to shareholders or incur debt to maintain the current level of distributions.

          As of June 30, 1998, the Company has borrowed $23.8 million under its $100 million revolving credit facility. To complete the Constellation Transactions, exclusive of the Development Properties, the Company will require a total of approximately $73.1 million in cash, which, if other financing is not obtained, is expected to be funded from the revolving credit facility. The aggregate purchase price for the Development Properties is approximately $25.6 million. Assuming that closings occur as to both Development Properties, the Company will require financing commitments in addition to those currently available. Management is confident it will be able to obtain such financing, on reasonable terms, as may be necessary to close on the Development Properties. The Company and Constellation are currently seeking to finance certain of the Constellation Properties simultaneous with the initial closing of the Constellation Transactions. Although management believes appropriate financing will be available to the Company to complete the Constellation Transactions, there can be no assurance that such financing will be available on acceptable terms, if at all.

Possible Changes in Policies Without Shareholder Approval; No Limitation on Debt

         The Company's investment, financing and distribution policies, and its policies with respect to all other activities, including growth, capitalization and operations, will be determined by the Board of Trustees. Although the Company's Board of Trustees has no present intention to do so, these policies may be amended or revised at any time and from time to time at the discretion of the Board of Trustees without a vote of the Company's shareholders. A change in these policies could adversely affect the Company's financial condition, results of operations or the market price of the Common Shares. The organizational documents of the Company do not contain any limitation on the amount of indebtedness the Company may incur.

Risk of Inability to Sustain Distribution Level

         The Company intends to make regular quarterly cash distributions to its shareholders. However, the level of distributions is based on a number of assumptions, including assumptions relating to future operations of the Company. These assumptions concern, among other matters, continued property occupancy and profitability of tenants, distributions received from the Operating Partnership, the amount of future capital expenditures and expenses relating to the Properties, the level of leasing activity and future rental rates, the strength of the commercial real estate market, competition, the costs of compliance with environmental and other laws, the amount of uninsured losses and decisions by the Company to reinvest rather than distribute cash available for distribution. A number of the assumptions described above are beyond the control of the Company. Accordingly, no assurance can be given that the Company will be able to maintain its distribution level.

Reliance on Major Tenants

         Upon consummation of the Constellation Transactions, two major tenants will account for approximately 29.5% of the Company's total annualized revenue as of June 30, 1998 on a pro forma basis, one of which is the federal government which leases space for the Department of Defense and the Department of Treasury in two of the Constellation Properties pursuant to two leases. In the event one or more of these tenants experience financial difficulties, or default on their obligation to make rental payments to the Company, or if the Department of Defense elects to terminate its lease and the space cannot be re-let on satisfactory terms, the Company's financial performance and ability to make expected distributions to shareholders would be materially adversely affected.

Lack of Geographical Diversity

         All of the Office Properties are located in the Mid-Atlantic region of the United States. As a result, the Company does not have the benefits of portfolio geographic diversity and is subject to any issues selectively affecting this region. Therefore, in the long term, based upon the properties currently owned directly or indirectly by the Company, the Company's financial performance and ability to make expected distributions to shareholders is dependent upon the Mid-Atlantic marketplace. There can be no assurance as to the stability or growth conditions of that market.

Effects of Ownership Limit, Classified Board and Power to Issue Additional
Shares

         Potential Effects of Ownership Limitation. For the Company to maintain its qualification as a REIT under the Code, not more than 50% in value of the outstanding shares of beneficial interest of the Company may be owned, directly or indirectly, by five or fewer persons (as defined in the Code to include certain entities) at any time during the last half of any taxable year. See "Federal Income Tax Considerations--Taxation of the Company." The Amended and Restated Declaration of Trust of the Company (the "Declaration of Trust") authorizes the Board of Trustees, subject to certain exceptions, to take such actions as may be necessary or desirable to preserve its qualification as a REIT and to limit any person to direct or indirect ownership of no more than (i) 9.8% of the Company's number of issued and outstanding shares of beneficial interest, or (ii) 9.8% of the total equity value of such shares of beneficial interest (the "Ownership Limit"). The Board of Trustees, upon such conditions as the Board of Trustees, in its sole discretion (which may include receipt of an appropriate ruling from the Internal Revenue Service (the "Service") or an opinion of counsel), may exempt a proposed transferee from the Ownership Limit. However, the Board of Trustees may not grant an exemption from the Ownership Limit to any proposed transferee whose ownership, direct or indirect, of shares of beneficial interest of the Company in excess of the Ownership Limit would result in the termination of the Company's status as a REIT. The Board of Trustees has exempted the Common Shares issued in the Formation and Constellation Transactions from the Ownership Limit, as well as the Common Shares to be issued following redemption or conversion of the Units issued in the Formation Transactions. A transfer of Common Shares in violation of the above limits may result in the constructive transfer of the Common Shares to a trust administered for charitable purposes and/or trigger the Company's right to repurchase such Common Shares. The foregoing restrictions on transferability and ownership will continue to apply until the Board of Trustees determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT. The Ownership Limit may have the effect of delaying, deferring or preventing a change in control of the Company or other transaction that might involve a premium over the then prevailing market price for the Common Shares or other attributes that the shareholders may consider to be desirable. See "Description of Common Shares--Restrictions on Transfer."

         Potential Effects of Staggered Elections of Trustees. The Board of Trustees is divided into three classes of Trustees. The terms of the first, second and third classes of the Trustees will expire in 1999, 2000 and 2001, respectively. Beginning in 1999, Trustees of each class will be chosen for three-year terms upon the expiration of their current terms, and one class of Trustees will be elected by the shareholders each year. The staggered terms of the Trustees may reduce the possibility of a tender offer or an attempt to change control of the Company, even though a tender offer or change in control might be considered by the shareholders to be desirable. See "Description of Common Shares--Classification of Board, Vacancies and Removal of Trustees."

         Potential Effects of Issuance of Additional Shares; Other Matters. The Declaration of Trust authorizes the Board of Trustees to (i) amend the Declaration of Trust, without shareholder approval, to increase or decrease the aggregate number of shares of beneficial interest of any class, including Common Shares, that the Company has the authority to issue, (ii) cause the Company to issue additional authorized but unissued Common Shares or preferred shares of beneficial interest, par value $0.01 per share (the "Preferred Shares"), and
(iii) classify or reclassify any unissued Common Shares and Preferred Shares and to set the preferences, rights and other terms of such classified or unclassified shares. See "Description of Common Shares--General." The Company also is likely to issue a substantial number of Common Shares (or through the Operating Partnership, Units redeemable or exchangeable for Common Shares) in connection with acquisitions. In addition, the Board of Trustees will be authorized pursuant to these provisions to establish a class or series of shares of beneficial interest that could, depending on the term of such series, delay, defer or prevent a change in control of the Company or other transaction that might involve a premium over the then prevailing market price for the Common Shares or other attributes that the shareholders may consider to be desirable. The Declaration of Trust, the Bylaws of the Trust and Maryland law also contain other provisions that may have the effect of delaying, deferring or preventing a change in control of the Company or other transaction that might involve a premium over the then prevailing market price for the Common Shares or other attributes that the shareholders may consider to be desirable.

         Holders of Units in the Operating Partnership have the right to cause the Operating Partnership to redeem their Units on the occurrence of certain events, including a transaction resulting in a group becoming the beneficial owner of 20% or more of the Common Shares (other than Permitted Holders, as defined in the Operating Partnership Agreement, which include Messrs. Shidler and Hamlin) or a merger or consolidation involving the Company. The Company has the option to deliver cash or Common Shares in satisfaction of such redemption obligation. This redemption provision may have the effect of delaying, deferring or preventing a change in control of the Company or other transaction that might involve a premium over the then prevailing market price for the Common Shares or other attributes that the shareholders may consider to be desirable. In addition, there is no limit on the ability of the Operating Partnership to issue additional Units, which Units may be convertible or redeemable for Common Shares. Existing shareholders will have no preemptive right to acquire any such equity securities, and any such issuance of equity securities could result in dilution of an existing shareholder's investment in the Company.

         The issuance of Common Shares or Preferred Shares discussed above could have a dilutive effect on shareholders.

Tax Risks

         Failure to Qualify as a REIT. The Company was organized and has operated, and intends to operate, so as to qualify as a REIT for federal income tax purposes. If the Company were to fail to qualify as a REIT for any taxable year, the Company would not be allowed a deduction for distributions to its shareholders in computing its taxable income and would be subject to federal income tax (including any applicable minimum tax) on its taxable income at regular corporate rates and may also be subject to increased state and local taxes. Unless entitled to relief under certain Code provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. As a result, cash available for distribution would be reduced for each of the years involved. Although management intends to operate the Company in a manner designed to meet the REIT qualification requirements, it is possible that future economic, market, legal, tax or other considerations may cause the Board of Trustees to revoke the REIT election. Even if the Company qualifies as a REIT, it will be subject to certain state and local taxes on its income and property, and may be subject to certain federal taxes.

         In the Formation Transactions, the transfers of partnership interests to the Operating Partnership relating to the Properties located in Pennsylvania were structured as transfers of 89% of the capital interests with the remaining interests to be acquired by the Operating Partnership not later than December 2000. This structure is intended to comply with informal advice from the Pennsylvania Department of Revenue that such transfers are not subject to Pennsylvania real estate transfer taxes. However, the Company has not obtained a formal ruling from the Pennsylvania Department of Revenue on this issue. If the Pennsylvania Department of Revenue were to successfully challenge this structure, or the remaining interests were required to be transferred for financing or other purposes prior to October 14, 2000, the Operating Partnership would be subject to Pennsylvania state and local transfer taxes of approximately $2.7 million.

         REIT Minimum Distribution Requirements; Possible Incurrence of Additional Debt. In order to qualify as a REIT, the Company generally will be required each year to distribute to its shareholders at least 95% of its net taxable income (excluding any net capital gains). In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of (i) 85% of its ordinary income for that year, (ii) 95% of its capital gain net income for that year and (iii) 100% of its undistributed taxable income from prior years. The Company intends to make distributions to its shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax. The Company's income will consist primarily of its share of the income of the Operating Partnership and, to a significantly lesser extent, from the properties it owns directly, and the cash available for distribution by the Company to its shareholders will consist of its share of cash distributions from the Operating Partnership and, to a significantly lesser extent, cash flow from the properties it owns directly together with funds available to it from borrowings. Differences in timing between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company could require the Company, directly or indirectly through the Operating Partnership, to borrow funds on a short-term basis to meet the 95% distribution requirement and to avoid the nondeductible excise tax.

Conflicts of Interest

         Risks Relating to Structure. The Company currently owns the Retail Properties directly and its interest in the Office Properties indirectly through its interests in the Operating Partnership and the Properties Partnerships. See "The Company--The Formation Transactions". Messrs. Shidler and Hamlin, Trustees of the Company, are limited partners of the Operating Partnership ("Limited Partners") and are limited partners in certain of the Properties Partnerships. Certain Trustees also own Preferred Units (as defined in the Operating Partnership Agreement) which receive a priority return to the Partnership Units (as defined in the Operating Partnership Agreement) held by the Company and other limited partners, and it is anticipated that additional Preferred Units will be issued in the future. As a result, there are basically two pools of assets in which the Company has differing interests and conflicts of interest may arise concerning, among other things, the allocation of resources (financial or otherwise) between asset pools, assets sales and the reduction of indebtedness.

         The Company, as the general partner (the "General Partner") of the Operating Partnership, may have fiduciary duties to the Limited Partners, the discharge of which may conflict with interests of the Company's shareholders. Pursuant to the Operating Partnership Agreement, however, the Limited Partners have acknowledged that the Company is acting both on behalf of the Company's shareholders and, in its capacity as General Partner, on behalf of the Limited Partners. The Limited Partners have agreed that the Company will discharge its fiduciary duties to the Limited Partners by acting in the best interests of the Company's shareholders. Limited Partners will also have the right to vote on amendments to the Operating Partnership Agreement, many of which will require the vote of holders (other than the Company) of a majority of the Partnership Units and the Preferred Units, voting separately, and individually to approve certain amendments that will adversely affect their rights. These voting rights may be exercised in a manner that conflicts with the interests of the Company's shareholders.

         In addition, distributions from the Operating Partnership and income from the Retail Properties may not be sufficient to both pay the Company's current overhead expenses and maintain the current level of distributions to shareholders. To the extent that there is a mismatch between expenses and shareholder distributions, on the one hand, and Operating Partnership distributions and rental income, on the other hand, the Company would be required to seek discretionary distributions or loans from the Operating Partnership, to incur additional indebtedness in order to fund operating expenses and distributions or to decrease shareholder distributions. Alternatively, the Company may seek to issue additional Common Shares, although the proceeds from such issuance would be required to be contributed to the Operating Partnership absent a waiver by the Limited Partners.

         Risks Related to Outside Investments. Mr. Shidler, the Chairman of the Board of Trustees, also has interests in a number of other real estate investments, including First Industrial, a REIT, of which he is Chairman of the Board of Directors. As a result, Mr. Shidler will only spend a portion of his time on the Company's business. Instances may arise in which Mr. Shidler's interests with respect to his overall activities, or a given investment opportunity, may be inconsistent with the interests of the Company. Mr. Hamlin, President, Chief Executive Officer and a Trustee, also has interests in a number of other real estate investments, including First Industrial and TriNet and other REITs. Although Mr. Hamlin has entered into an employment agreement with the Company, which requires that he devote his full business time to the affairs of the Company and contains a non-compete clause, there can be no assurance that instances would not arise which present conflicts of interest.

         Entities controlled by Mr. Shidler and Mr. Hamlin also own undeveloped property contiguous to certain of the Properties. Although all such entities have granted the Company an option to acquire these properties at a discount to fair market value, there can be no assurance that the Company will acquire these properties. These properties could be developed and compete with the Company for tenants.

Possible Adverse Effect of Shares Available for Future Sale on Price of Common Shares

         Sales of a substantial number of Common Shares, or the perception that such sales could occur, could adversely affect the prevailing market price of the Common Shares. Sales or issuances of Common Shares could have a dilutive effect on existing shareholders. In addition to the Common Shares currently outstanding, Partnership Units (excluding Partnership Units owned by the Company) and Preferred Units were outstanding which were convertible under certain circumstances into an aggregate of 2,299,310 and 6,834,035 Common Shares, respectively. Holders of the Retained Interests were also entitled, as of December 31, 1997, to receive Partnership Units convertible into 282,508 Common Shares and Preferred Units redeemable into Common Units which in turn are convertible into 665,905 Common Shares. See "The Company--The Formation Transactions." Subject to compliance with the Operating Partnership Agreement, the holders of the Partnership Units (the "Unit Holders") have the right to require the Operating Partnership to redeem all or a portion of such Partnership Units beginning on September 1, 1998 for cash. The Operating Partnership has the option to pay such redemption price in Common Shares, which option it currently anticipates exercising in the event any Units are redeemed, subject to the limitations in the Operating Partnership Agreement. Each Preferred Unit is convertible into 3.5714 Partnership Units, subject in turn to the right of redemption referred to above, beginning on October 1, 1999. Upon the issuance of Common Shares in satisfaction of the Operating Partnership's redemption obligations, the Common Shares may be sold in the public market pursuant to shelf registration statements which the Company is obligated to file on behalf of the Unit Holders or pursuant to any available exemptions from registration.

         The Company intends to cause the Operating Partnership to offer additional Preferred Units and Partnership Units in exchange for property or otherwise. Existing shareholders will have no preemptive right to acquire any such equity securities, and any such issuance of equity securities could result in dilution of an existing shareholder's investment in the Company. No prediction can be made concerning the effect that future sales of any of such Common Shares will have on the market prices of shares.

Control of Management; Limits on Change of Control

         Trustees and executive officers of the Company, as a group, beneficially owned, as of June 30, 1998, approximately 9.4% of the total outstanding Common Shares (approximately 5.2% assuming issuance of Common Shares in satisfaction of the redemption obligations with respect to the Partnership Units and the Preferred Units owned and to be owned, following contribution of the Retained Interests to the Operating Partnership in exchange for Units, by such group, which Common Shares may be issued beginning September 1, 1998 (in the case of the Partnership Units) and October 1, 1999 (in the case of the Preferred Units)). The Company currently expects that, if permitted under the Operating Partnership Agreement provisions designed to maintain the Company's REIT status, in the event of any redemption, it will elect to deliver Common Shares for such Units. Accordingly, such Trustees and executive officers will have substantial influence on the Company, which influence might not be consistent with the interests of all other shareholders, and may in the future have a substantially greater influence on the outcome of any matters submitted to the Company's shareholders for approval following redemption of the Units. This significant ownership interest by Trustees and executive officers may have the effect of delaying, deferring or preventing a change in control of the Company or other transaction that might involve a premium over the then prevailing market price for the Common Shares or other attributes that the shareholders may consider to be desirable.

         Upon closing of the Constellation Transactions, certain of Constellation's senior management personnel will be employed by the Company in senior management positions, and the Board of Trustees will be increased by two members, to a total of nine, by the addition of two Trustees which Constellation will appoint. Upon closing of the Constellation Transactions, Constellation will own approximately 41.5% of the Common Shares to be outstanding after the Constellation Transactions (approximately 26.5% assuming issuance of Common Shares in exchange for all Acquired Units being tendered).

Dependence on Key Personnel

         The Company is dependent on the efforts of its trustees and executive officers, including the Company's Chairman of the Board of Trustees, Mr. Shidler, the Company's President and Chief Executive Officer, Mr. Hamlin. Although Mr. Hamlin has entered into an employment agreement with the Company, there can be no assurance that he will not elect to terminate his agreement. The loss of any of their services could have an adverse effect on the operations of the Company.

Risks Associated With Acquired Units

         Tax Consequences of Exchange of Acquired Units. The exchange of the Acquired Units held by a limited partner of the Operating Partnership (individually, a "Limited Partner" and collectively, the "Limited Partners") for Redemption Shares will be treated for tax purposes as a sale of such Acquired Units by such Limited Partner. Such a sale will be fully taxable to the Limited Partner and such Limited Partner will be treated as recognizing gain or loss for income tax purposes in an amount equal to the difference between the "amount realized" by the Limited Partner in the exchange and the Limited Partner's adjusted tax basis in the Acquired Units exchanged. Generally, the amount realized by the Limited Partner on such an exchange will be equal to the fair market value of the Redemption Shares received in the exchange plus any reduction in the Limited Partner's share of liabilities of the Operating Partnership as a result of the exchange. It is possible that the amount of gain recognized or even the tax liability resulting from such gain could exceed the value of the

Redemption Shares received upon such exchange. In addition, the ability of the Limited Partner to sell a substantial number of Redemption Shares in order to raise cash to pay tax liabilities associated with the exchange of Acquired Units may be restricted and, as a result of fluctuations in the share price, the price such holder receives for such shares may not equal the value of the Acquired Units at the time of exchange.

         Unit and Share Ownership Differences. If a Limited Partner of the Operating Partnership exchanges his or her Acquired Units for Redemption Shares, such Limited Partner will become a shareholder of the Company rather than a Limited Partner in the Operating Partnership. Although the nature of an investment in Common Shares is similar in certain respects to an investment in Acquired Units, there are also differences between ownership of Acquired Units and ownership of Common Shares relating to, among other things, form of organization, permitted investments, policies and restrictions, management structure, compensation and fees, investor rights and federal income taxation.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds of the sale of the Registered Shares offered hereby.

                            THE SELLING SHAREHOLDERS

         The Selling Shareholders are only those persons who receive Redemption Shares upon exchange of their Acquired Units or received Formation Shares in connection with the Formation Transactions. In connection with the Formation Transactions, the Company agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the Registered Shares issued to each Selling Shareholder and to indemnify each Selling Shareholder against claims made against them arising out of, among other things, statements made in such registration statement, of which this Prospectus is a part.

         The following table provides the names of and the maximum number of Registered Shares that may be owned and offered from time to time under this Prospectus by each Selling Shareholder. The maximum number of Registered Shares constitutes the amount of securities each Selling Shareholder held prior to this offering. Because the Selling Shareholders may sell some, none or all of their Registered Shares pursuant to this Prospectus, no estimate can be given as to the number and percentage of Common Shares that will be held by each Selling Shareholders after this offering.

                                           Units(1)                  Common           Retained Interest(2)         Total(1)(2)(3)
                               -------------------------------                    ----------------------------    ----------------
                                    Preferred           Common       Shares          Preferred          Common        Common Units
                               --------------    -------------    ------------    ------------    ------------    ----------------
Jay H. Shidler (4)                    126,079            2,600         300,000              --              --             452,879

Shidler Equities L.P.                 457,826          582,103              --         153,003         231,823           2,995,440

Clay W. Hamlin, III (4)               115,334            5,235         300,000          33,452          50,685             587,294

LBCW Limited Partnership              663,808          875,284              --                                           3,246,008

CHLB Partnership                       41,741           63,243                                                             212,317

Robert L. Denton                       85,502          129,549                                                             434,911

James K. Davis (4)                     10,142           15,368                                                              51,589

John E. de B. Blockey,                 59,102           89,549                                                             300,626
 Trustee of the
 John E. de B. Blockey Trust

Henry D. Bullock                       22,914           34,718                                                             116,553

Frederick K. Ito                       11,457           17,359                                                              58,277

LGR Investment Fund, Ltd.              52,820           80,030                                                             268,671

Tiger South Brunswick, L.L.C.           1,898            2,875                                                               9,654

Westbrook Real Estate                 221,840          336,121                                                           1,128,400
 Fund I, L.P.

Westbrook Real Estate
 Co-Inv Partnership I. L.P.            21,977           33,299                                                             111,788

Samuel Tang                             4,500            6,818                                                              22,889

Denise J. Liszewski (4)                 6,750           10,227                                                              34,334

David P. Hartsfield (4)                 6,000            9,091                                                              30,519

Lawrence J. Taff                        2,700            4,091                                                              13,734

Kimberly F. Aquino                      1,155            1,750                                                               5,875
                               --------------    -------------    ------------    ------------    ------------    ----------------
                                    1,913,545        2,299,310         600,000         186,455         282,508          10,081,758
                               --------------    -------------    ------------    ------------    ------------    ----------------
                               --------------    -------------    ------------    ------------    ------------    ----------------

--------------------

(1) All Common Units outstanding are redeemable September 1, 1998. All Preferred Units outstanding may be converted to Common Units and redeemed October 1, 1999. See "Risk Factors--Possible Adverse Effect of Shares Available for Future Sale on Price of Common Shares."

(2) Shares attributable to the Retained Interests will be issued upon tender of the Retained Interests in November, 2000. See
         "Company--Formation Transactions."

(3) "Total Common Units" assumes conversion of all Preferred Units for Common Units and redemption of all Common Units for Common Shares.

(4) Jay H. Shidler is Chairman of the Board of Trustees. Clay W. Hamlin, III is a Trustee and President and Chief Executive Officer. James K. Davis is Vice President, Acquisitions. Denise Liszewski is Vice President, Administration. David P. Hartsfield is Vice President, Operations and Development.

Registration Rights

         The Company has granted to the Selling Shareholders certain registration rights. The Company is obligated to file a shelf registration statement with respect to the Common Shares issuable upon conversion or redemption of the Units and Common Shares issued in the Formation Transaction (the "Registerable Securities"). The Company has made such filing and this Prospectus constitutes a part of that shelf registration statement.

         The Company agrees to use its reasonable best efforts to keep the registration statement of which this Prospectus is a part continuously effective under the Securities Act until such time as the aggregate number of Registerable Securities outstanding (computed for this purpose as if all outstanding Preferred Units have been converted into Common Units and all thereafter outstanding. Common Units have been redeemed or exchanged for Common Shares) is less than 5% of the aggregate number of Registerable Securities outstanding on the date hereof (after giving effect to the Constellation Transactions), and further agrees to supplement or amend the registration statement, if and as required by the Securities Act or the rules and regulations thereunder. The Company has agreed to pay the expenses incurred in connection with the registration of the Registered Shares, but the Company has no obligation to pay any underwriting fees, discounts or commissions attributable to the sale of the Registered Shares by the Selling Shareholders.

         The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933.

                              PLAN OF DISTRIBUTION

         The Company is registering the Registered Shares pursuant to the Company's obligations under a registration rights agreement, but the registration of the Registered Shares does not necessarily mean that any of the Registered Shares will be offered or sold by the Selling Shareholders hereunder.

         The distribution of the Registered Shares may be effected from time to time in one or more underwritten transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Any such underwritten offering may be on a "best efforts" or a "firm commitment" basis. In connection with any such underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders. Underwriters may sell the Registered Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

         The Selling Shareholders and any underwriters, dealers or agents that participate in the distribution of the Registered Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the Registered Shares by them and any discounts, commissions or concessions received by any such underwriters, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

         At a time a particular offer of Registered Shares is made by the Selling Shareholders, a Prospectus Supplement, if required, will be distributed that will set forth the name and names of any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from the Selling Shareholders and any other required information.

         The sale of Registered Shares by the Selling Shareholders may also be effected from time to time by selling Registered Shares directly to purchasers or to or through broker-dealers. In connection with any such sale, any such broker-dealer may act as agent for the Selling Shareholders or may purchase from the Selling Shareholders all or a portion of the Registered Shares as principal, and may be made pursuant to any of the methods described below. Such sales may be made on the New York Stock Exchange ("NYSE") or other exchanges on which the Common Shares are then traded, in the over- the counter market, in negotiated transactions or otherwise at prices and at terms then prevailing or at prices related to the then-current market prices or at prices otherwise negotiated.

         The Registered Shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker-dealer may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a Prospectus Supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NYSE or other stock exchange rules; (d) ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers; (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. In effecting sales, broker-dealers engaged by the Selling Shareholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or other compensation from the Selling Shareholders in amounts to be negotiated immediately prior to the sale that will not exceed those customary in the types of transactions involved. Broker-dealers may also receive compensation from purchasers of the Registered Shares which is not expected to exceed that customary in the types of transactions involved.

         In order to comply with the securities laws of certain states, if applicable, the Registered Shares may be sold only through registered or licensed brokers or dealers.

         All expenses incident to the offering and sale of the Registered Shares, other than commissions, discounts and fees of underwriters, broker-dealers or agents, shall be paid by the Company. The Company has agreed to indemnify the Selling Shareholders against certain losses, claims, damages, actions, liabilities, costs and expenses, including liabilities under the Securities Act. See "Registration Rights."

                          DESCRIPTION OF COMMON SHARES

         The following summary of the terms of the shares of beneficial interest of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to the Declaration of Trust and the Bylaws of the Company, copies of which are exhibits to the registration statement of which this Prospectus is a part.

General

         The Declaration of Trust provides that the Company may issue up to 45,000,000 Common Shares and 5,000,000 Preferred Shares. As of June 30, 1998, there were 9,771,083 Common Shares and no Preferred Shares issued and outstanding. As permitted by Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland, as amended (the "Maryland REIT Law"), the Declaration of Trust contains a provision permitting the Board of Trustees, without any action by the shareholders of the Company, to amend the Declaration of Trust to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of any class of shares of beneficial interest that the Company has authority to issue. The Company believes that the power of the Board of Trustees to issue additional shares of beneficial interest will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional shares of beneficial interest, possibly including Common Shares, will be available for issuance without further action by the Company's shareholders, unless action by the shareholders is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. Although the Board of Trustees currently has no intention of doing so, it could authorize the Company to issue a class or series of shares that could, depending on the terms of such class or series, delay, defer or prevent a change in control of the Company or other transaction that might involve a premium over the then prevailing market price for the Common Shares or other attributes that the shareholders may consider to be desirable.

         Both the Maryland REIT Law and the Declaration of Trust provide that no shareholder of the Company will be personally liable for any obligation of the Company solely as a result of such shareholder's status as a shareholder of the Company. The Declaration of Trust provides that the Company shall have the power, to the maximum extent permitted by Maryland law in effect from time to time, to obligate itself to indemnify, and to pay or reimburse reasonable expenses in advance of a final disposition of a proceeding to, any shareholder or any former shareholder from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former shareholder of the Company. The Bylaws of the Company obligate it, to the maximum extent permitted by Maryland law, to indemnify any shareholder or any former shareholder (including, without limitation, any individual who, while a shareholder and at the request of the Company, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a trustee, director, officer, partner, employee or agent of such real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise) who has been successful, on the merits or otherwise, in the defense of a proceeding to which he was made a party by reason of being a shareholder, against reasonable expenses incurred by him in connection with the proceeding. Inasmuch as the Company carries public liability insurance which it considers adequate, any risk of personal liability to shareholders is limited to situations in which the Company's assets plus its insurance coverage would be insufficient to satisfy the claims against the Company and its shareholders.

Common Shares

         All Common Shares offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares or series of beneficial interest and to the provisions of the Declaration of Trust regarding the restriction on transfer of Common Shares, holders of Common Shares are entitled to receive dividends on such shares if, as and when authorized and declared by the Board of Trustees out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company.

         Subject to the provisions of the Declaration of Trust regarding restrictions on transfer of shares of beneficial interest, each outstanding Common Share entitles the holder thereof to one vote on all matters submitted to a vote of shareholders, including the election of Trustees, and, except as provided with respect to any other class or series of shares of beneficial interest, the holders of such Common Shares possess the exclusive voting power. There is no cumulative voting in the election of Trustees, which means that the holders of a majority of the outstanding Common Shares can elect all of the Trustees then standing for election and the holders of the remaining shares will not be able to elect any Trustees.

         Holders of Common Shares have no preference, conversion, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of the Company. Subject to the provisions of the Declaration of Trust regarding the restriction on transfer of Common Shares, the Common Shares have equal dividend, distribution, liquidation and other rights.

         Under the Maryland REIT Law, a Maryland real estate investment trust generally cannot amend its declaration of trust or merge unless approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the real estate investment trust's declaration of trust. The Declaration of Trust provides for approval by a majority of the votes cast by holders of Common Shares entitled to vote on the matter in all situations permitting or requiring action by the shareholders, except with respect to: (i) the election of Trustees (which requires a plurality of all the votes cast at a meeting of shareholders of the Company at which a quorum is present), (ii) the removal of Trustees (which requires the affirmative vote of the holders of two-thirds of the outstanding shares of beneficial interest of the Company entitled to vote generally in the election of Trustees, which action can only be taken for cause by vote at a shareholder meeting), (iii) the merger or sale (or other disposition) of all or substantially all of the assets of the Company (which requires the affirmative vote of the holders of two-thirds of the outstanding shares of beneficial interest entitled to vote on the matter), (iv) the amendment of the Declaration of Trust by shareholders (which requires the affirmative vote of two-thirds of all the votes entitled to be cast on the matter) and (v) the termination of the Company (which requires the affirmative vote of two-thirds of the outstanding shares of beneficial interest entitled to be cast on the matter). As allowed under the Maryland REIT Law, the Declaration of Trust permits (a) the Trustees by a two-thirds vote to amend the Declaration of Trust from time to time to qualify as a real estate investment trust under the Code or the Maryland REIT Law without the approval of the shareholders and
(b) the Trustees by a majority vote, without any action by the shareholders of the Company, to amend the Declaration of Trust to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of any class of shares of beneficial interest that the Company has authority to issue.

Classification or Reclassification of Common Shares or Preferred Shares

         The Declaration of Trust authorizes the Board of Trustees to classify any unissued Preferred Shares and to reclassify any unissued Common Shares and any previously classified but unissued Preferred Shares of any series from time to time in one or more series, as authorized by the Board of Trustees. Prior to issuance of classified or reclassified shares of each class or series, the Board of Trustees is required by the Maryland REIT Law and the Declaration of Trust to set for each class or series, subject to the provisions of the Declaration of Trust regarding the restriction on transfer of shares of beneficial interest, the terms, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series. Such rights, powers, restrictions and limitations could include the right to receive specified dividend payments and payments on liquidation prior to any payments being made to the holders of the Common Shares. Thus, the Board of Trustees could authorize the issuance of Preferred Shares with terms and conditions which could have the effect of delaying, deferring or preventing a change in control of the Company or other transaction that might involve a premium over the then prevailing market price for Common Shares or other attributes that the shareholders may consider to be desirable. As of the date hereof, no Preferred Shares are issued or outstanding.

Preferred Shares

         In connection with the Constellation Transactions, the Board of Trustees has authorized the Series A Convertible Preferred Shares which will constitute the non-voting convertible preferred shares to be issued to Constellation in the Constellation Transactions, as follows:

         Voting Rights. Except as set forth below and as required by applicable law, the Preferred Shares do not entitle the holder thereof to any vote. If an amendment to the Company's Declaration of Trust or a reclassification of Preferred Shares would amend, alter or repeal any of the rights, preferences or powers of the Preferred Shares, then the affirmative vote of holders of two-thirds of the outstanding Preferred Shares, voting as a separate class, would be required for its adoption. As discussed under "Recent Developments", Constellation has the right to designate up to two members of the Board of Trustees depending on Constellation's ownership percentage of outstanding Shares. This right is set forth as a term of the Preferred Shares, such that so long as Constellation holds any Preferred Shares (and it owns the requisite amount of Common Shares), Constellation will have the right to designate up to two Trustees.

         Dividends. Holders of Preferred Shares will be entitled to cumulative dividends, payable quarterly and in preference to dividends payable on Common Shares, accruing from the date of issue, when, as and if declared by the Board of Trustees out of funds legally available therefor, at the annual rate of $1.375 per share, which is 5.5% of the $25.00 liquidation preference of the Preferred Shares.

         Liquidation. In the event of any liquidation, dissolution or winding up of the Company's affairs, voluntary or otherwise, holders of Preferred Shares will be entitled to receive, out of the assets of the Company legally available for distribution to its shareholders, the sum of $25.00 for each Preferred Share, plus an amount equal to all dividends accrued and unpaid on each such Preferred Share up to the date fixed for distribution, before any distribution may be made to holders of the Company's Common Shares.

         Conversion. The Preferred Shares are convertible, beginning two years after the closing of the Constellation Transaction, into Common Shares on the basis of 1.8748 Common Shares for each Preferred Shared at $13.34 per Common Share (subject to adjustment upon certain events, such as dividends paid in Common Shares). Notwithstanding the foregoing, Preferred Shares held by Constellation may not be converted into Common Shares if after such conversion Constellation and its affiliates would own 45% or more of the Company's outstanding Common Shares.

Restrictions on Transfer

         For the Company to qualify as a REIT under the Code, its shares of beneficial interest generally must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

         The Declaration of Trust, subject to certain exceptions, contains certain restrictions on the number of shares of beneficial interest of the Company that a person may own. The Declaration of Trust provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (the "Aggregate Share Ownership Limit") of the number or value of the outstanding shares of beneficial interest of the Company. In addition, the Declaration of Trust prohibits any person from acquiring or holding, directly or indirectly, Common Shares in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding Common Shares (the "Common Share Ownership Limit").

         The Board of Trustees, in its sole discretion, may exempt a proposed transferee from the Aggregate Share Ownership Limit and the Common Share Ownership Limit (an "Excepted Holder"). However, the Board of Trustees may not grant such an exemption to any person if such exemption would result in the Company being "closely held" within the meaning of Section 856(h) of the Code or otherwise would result in the Company failing to qualify as a REIT. In order to be considered by the Board of Trustees as an Excepted Holder, a person also must not own, directly or indirectly, an interest in a tenant of the Company (or a tenant of any entity owned or controlled by the Company) that would cause the Company to own, directly or indirectly, an interest in a tenant of the Company (or a tenant of any entity owned or controlled by the Company) that would cause the Company to own, directly or indirectly, more than a 9.9% interest in such a tenant. The person seeking an exemption must represent to the satisfaction of the Board of Trustees that it will not violate the two aforementioned restrictions. The person also must agree that any violation or attempted violation of any of the foregoing restrictions will result in the automatic transfer of the shares of stock causing such violation to the Share Trust (as defined below). The Aggregate Share Ownership Limit and the Common Share Ownership Limit do not apply to the Common Shares issued in the Constellation and Formation Transactions, as well as Common Shares to be issued following redemption or conversion of Units issued in the Constellation and Formation Transactions. The Board of Trustees may require a ruling from the Service or an opinion of counsel, in either case in form and substance satisfactory to the Board of Trustees, in its sole discretion, in order to determine or ensure the Company's status as a REIT.

         The Declaration of Trust further prohibits (a) any person from beneficially or constructively owning shares of beneficial interest of the Company that would result in the Company being "closely held" under Section 856(h) of the Code or otherwise cause the Company to fail to qualify as a REIT and (b) any person from transferring shares of beneficial interest of the Company if such transfer would result in shares of beneficial interest of the Company being owned by fewer than 100 persons. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of beneficial interest of the Company that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of the beneficial interest of the Company that resulted in a transfer of shares to the Share Trust (as hereinafter defined), is required to give notice immediately to the Company and provide the Company with such other information as the Company may request in order to determine the effect of such transfer on the Company's status as a REIT. The foregoing restrictions on transferability and ownership will not apply if the Board of Trustees determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

         If any transfer of shares of beneficial interest of the Company occurs which, if effective, would result in any person beneficially or constructively owning shares of beneficial interest of the Company in excess or in violation of the above transfer or ownership limitations (a "Prohibited Owner"), then that number of shares of beneficial interest of the Company, the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded to the nearest whole share), shall be automatically transferred to a trust (the "Share Trust") for the exclusive benefit of one or more charitable beneficiaries (the "Charitable Beneficiary"), and the Prohibited Owner shall not acquire any rights in such shares. Such automatic transfer shall be deemed to be effective as of the close of business on the Business Day (as defined in the Declaration of Trust) prior to the date of such violative transfer. Shares of beneficial interest held in the Share Trust shall be issued and outstanding shares of beneficial interest of the Company. The Prohibited Owner shall not benefit economically from ownership of any shares of beneficial interest held in the Share Trust, shall have no rights to dividends and shall not possess any other rights attributable to the shares of beneficial interest held in the Share Trust. The trustee of the Share Trust (the "Share Trustee") shall have all voting rights and rights to dividends or other distributions with respect to shares of beneficial interest held in the Share Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other distribution paid prior to the discovery by the Company that shares of beneficial interest have been transferred to the Share Trust shall be paid by the recipient of such dividend or distribution to the Share Trustee upon demand, and any dividend or other distribution authorized but unpaid shall be paid when due to the Share Trustee. Any dividend or distribution so paid to the Share Trustee shall be held in the Share Trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to shares of beneficial interest held in the Share Trust and, subject to Maryland law, effective as of the date that such shares of beneficial interest have been transferred to the Share Trust, the Share Trustee shall have the authority (at the Share Trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Company that such shares have been transferred to the Share Trust and (ii) to recast such vote in accordance with the desires of the Share Trustee acting for the benefit of the Charitable Beneficiary. However, if the Company has already taken irreversible trust action, then the Share Trustee shall not have the authority to rescind and recast such vote.

         Within 20 days of receiving notice from the Company that shares of beneficial interest of the Company have been transferred to the Share Trust, the Share Trustee shall sell the shares of beneficial interest held in the Share Trust to a person, designated by the Share Trustee, whose ownership of the shares will not violate the ownership limitations set forth in the Declaration of Trust. Upon such sale, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Share Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as follows. The Prohibited Owner shall receive the lesser of (i) the price paid by the Prohibited Owner for the shares or, if the Prohibited Owner did not give value for the shares in connection with the event causing the shares to be held in the Share Trust (e.g., a gift, devise or other such transaction), the Market Price (as defined in the Declaration of Trust) of such shares on the day of the event causing the shares to be received by the Share Trustee and (ii) the price per share received by the Share Trustee from the sale or other disposition of the Common Shares held in the Share Trust. Any net sale proceeds in excess of the amount payable to the Prohibited Owner shall be paid immediately to the Charitable Beneficiary. If, prior to the discovery by the Company that shares of beneficial interest have been transferred to the Share Trust, such shares are sold by a Prohibited Owner, then (i) such shares shall be deemed to have been sold on behalf of the Share Trust and (ii) to the extent that the Prohibited Owner received an amount for shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to the aforementioned requirement, such excess shall be paid to the Share Trustee upon demand.

         In addition, shares of beneficial interest of the Company held in the Share Trust shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Share Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer until the Share Trustee has sold the shares of beneficial interest held in the Share Trust. Upon such a sale to the Company, the interest of the Charitable Beneficiary in the shares sold shall terminate and the Share Trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

         All certificates representing Common Shares will bear a legend referring to the restrictions described above.

         Every owner of more than 5% (or such other percentage as required by the Code or the regulations promulgated thereunder) of all classes or series of the Company's shares of beneficial interest, including Common Shares, within 30 days after the end of each taxable year, is required to give written notice to the Company stating the name and address of such owner, the number of shares of each class and series of shares of beneficial interest of the Company which the owner beneficially owns and a description of the manner in which such shares are held. Each such owner shall provide to the Company such additional information as the Company may request in order to determine the effect, if any, of such beneficial ownership on the Company's status as a REIT and to ensure compliance with the Aggregate Share Ownership Limit. In addition, each shareholder shall upon demand be required to provide to the Company such information as the Company may request, in good faith, in order to determine the Company's status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

         These ownership limitations could delay, defer or prevent a change in control of the Company or other transaction that might involve a premium over the then prevailing market price for the Common Shares or other attributes that the shareholders may consider to be desirable.

Classification of Board, Vacancies and Removal of Trustees

         The Declaration of Trust provides for a staggered Board of Trustees. The Company presently has seven Trustees divided into three classes, with terms of three years each and with one class to be elected at each annual meeting of shareholders. Upon consummation of the Constellation Transactions, the number of Trustees will increase to nine, with Constellation appointing two additional Trustees. At each annual meeting of shareholders of the Company, commencing in 1999, successors of the class of Trustees whose term expires at that annual meeting will be elected for a three-year term. The Bylaws of the Company (the "Bylaws") provide that a majority of Trustees may establish, increase or decrease the number of Trustees. The Bylaws also permit the Trustees of the Company to fill vacancies in the Board of Trustees. The Bylaws provide that any vacancy on the Board of Trustees shall be filled by a majority of the remaining Trustees. Any individual so elected Trustee will hold office for the unexpired term of the Trustee he is replacing.

         The Declaration of Trust provides that a Trustee may be removed at any time only for cause upon the affirmative vote of at least two-thirds, rather than a simple majority, of the votes entitled to be cast in the election of Trustees, but only by a vote taken at a shareholder meeting. This provision, when coupled with the provision in the Bylaws authorizing the Board of Trustees to fill vacant trusteeships, precludes shareholders from removing incumbent trustees, except upon the existence of cause for removal and a substantial affirmative vote, and filling the vacancies created by such removal with their own nominees.

         With a classified Board of Trustees, it will generally take holders of a majority of the voting power two annual meetings of shareholders to elect a majority of the Board of Trustees. As a result, a classified board may delay, defer or prevent a change in control of the Company or other transaction that might involve a premium over the then prevailing market price for the Common Shares or other attributes that the shareholders may consider to be desirable. In addition, because under the Declaration of Trust a Trustee may be removed only for cause by the affirmative vote of the holders of two thirds of the outstanding shares entitled to vote in the election of Trustees, the classified Board of Trustees would delay shareholders who do not agree with the policies of the Board of Trustees from replacing a majority of the Board of Trustees for two years, unless they can demonstrate that the trustee should be removed for cause and obtain the requisite vote.

Advance Notice of Nominations and New Business

         The Bylaws provide that (i) with respect to an annual meeting of shareholders, nominations of persons for election to the Board of Trustees and the proposal of business to be considered by shareholders may be made only (a) pursuant to the Company's notice of the meeting, (b) by the Board of Trustees or
(c) by a shareholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws and (ii) with respect to special meetings of shareholders, only the business specified in the Company's notice of meeting may be brought before the meeting of shareholders and nominations of persons for election to the Board of Trustees may be made only (a) pursuant to the Company's notice of the meeting, (b) by the Board of Trustees or (c) provided that the Board of Trustees has determined that Trustees shall be elected at such meeting, by a shareholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

Changes in Control Pursuant to Maryland Law

         Certain Business Combinations. Under the MGCL, as applicable to Maryland real estate investment trusts, certain business combinations (including certain mergers, consolidations, share exchanges and asset transfers and certain issuances and reclassifications of equity securities) between a Maryland real estate investment trust and any person who beneficially owns ten percent or more of the voting power of the trust's shares or an affiliate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting shares of such trust (an "Interested Shareholder"), or an affiliate of such an Interested Shareholder, are prohibited for five years after the most recent date on which the Interested Shareholder becomes an Interested Shareholder. Thereafter, any such business combination must be recommended by the board of trustees of such trust and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding voting shares of beneficial interest of the trust and (ii) two-thirds of the votes entitled to be cast by holders of voting shares of the trust other than shares held by the Interested Shareholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the trust's common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of trustees of the trust prior to the time that the Interested Shareholder becomes an Interested Shareholder. The Board of Trustees has opted out of this statute by resolution.

         Control Share Acquisitions. The MGCL, as applicable to Maryland real estate investment trusts, provides that Control Shares (as defined below) of a Maryland real estate investment trust acquired in a control share acquisition (as defined below) have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of beneficial interest owned by the acquiror, by officers or by trustees who are employees of the trust. Control Shares are voting shares of beneficial interest which, if aggregated with all other such shares of beneficial interest previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing trustees within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more of all voting power. Control Shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition means the acquisition of Control Shares, subject to certain exceptions.

         A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of trustees of the trust to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the trust may itself present the question at any shareholders' meeting.

         If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the trust may redeem any or all of the Control Shares (except those for which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights for the Control Shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for Control Shares are approved at a shareholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

         The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction or (b) to acquisitions approved or exempted by the declaration of trust or bylaws of the trust. The Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of the Company's shares of beneficial interest. The Board of Trustees may, however, amend the Bylaws at any time to eliminate such provision, either prospectively or retroactively.

Possible Antitakeover Effect of Certain Provisions of Maryland Law and of the Declaration of Trust and the Bylaws

         The provisions of the Declaration of Trust on classification of the Board of Trustees, the removal of Trustees and the restrictions on the transfer of shares of beneficial interest and the advance notice provisions of the Bylaws could have the effect of delaying, deferring or preventing a change in control of the Company or other transaction that might involve a premium over the then prevailing market price for the Common Shares or other attributes that the shareholders may consider desirable.

                                     EXPERTS

         The financial statements and schedules incorporated by reference in this Prospectus and the registration statement of which this Prospectus is a part have been audited by PricewaterhouseCoopers LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                  LEGAL MATTERS

         The validity of the Common Shares offered hereby are being passed upon for the Company by Morgan, Lewis & Bockius LLP.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files under Exchange Act file number 1-12590 reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; Midwest Regional office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at the prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. In addition, the Company files such material electronically with the Commission, and the Commission maintains a Web site (http://www.sec.gov) that contains reports proxy and information statements and other information regarding registrants (including the Company) that file electronically with the Commission. The Common Shares are listed on the NYSE and such reports, proxy statements and other information concerning the Company can also be inspected at the office of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

         The Company has filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Registered Shares. For further information with respect to the Company and the Registered Shares, reference is made to the Registration Statement and exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and, in each instance, reference is made to the copy of such contract or documents filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents, filed by the Company with the Commission pursuant to Section 13 and Section 14 of the Securities Exchange Act of 1934 (the "Exchange Act") (File No. 1-13274), are incorporated herein by reference:
(a) the Annual Report on Form 10-K for the year ended December 31, 1997, (b) the Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, (c) the Current Reports on Forms 8-K and 8-K/A filed May 14, 1998, May 29, 1998, June

10, 1998, and July 7, 1998, (d) the Proxy Statement/Prospectus dated February 11, 1998, and (e) the Proxy Statement dated July 22, 1998.

         In addition, all documents subsequently filed with the Commission by the Company pursuant to Sections 13(a) and 13(c), Section 14 and Section 15(d) of the Exchange Act prior to the filing of a post-effective amendment hereto that indicates that all securities offered hereunder have been sold or that deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents.

         Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any applicable Prospectus Supplement or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         To the extent that this prospectus incorporates documents by reference which are not presented herein or delivered herewith, copies of such documents (except the exhibits to such documents unless they are specifically incorporated by reference in such documents) are available on request. Requests for such copies should be directed to Janet Point, One Logan Square, Suite 1105, Philadelphia, Pennsylvania 19103, or by telephone at 215-567-1800.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):


         Registration fee -- Securities and Exchange Commission.......................          $
         Accountants' fees and expenses...............................................
         Legal fees and expenses .....................................................
         Miscellaneous................................................................

         TOTAL........................................................................          $
                                                                                                 ---------
                                                                                                 ---------

         All expenses in connection with the issuance and distribution of the securities being offered shall be borne by the Company.

ITEM 15.   INDEMNIFICATION OF TRUSTEES AND OFFICERS.

         The Maryland REIT Law permits a Maryland real estate investment trust to include in its declaration of trust a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Declaration of Trust contains such a provision limiting such liability to the maximum extent permitted by Maryland law.

         The Declaration of Trust authorizes the Company, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former Trustee or officer or (b) any individual who, while a Trustee of the Company and at the request of the Company, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a trustee, director, officer, partner, employee or agent of such entity from and against any claim or liability to which such person may become subject or which such person may incur by reason of service in such capacity. The Bylaws obligate the Company, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any present or former Trustee or officer who is made a party to the proceeding by reason of his service in that capacity or (ii) any such Trustee or officer who, at the request of the Company, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a trustee, director, officer, partner, employee or agent of such entity and who is made a party to the proceeding by reason of his service in that capacity against any claim or liability to which he may become subject by reason of his or her status as a present or former Trustee or officer of the Company. The Declaration of Trust and the Bylaws also permit the Company to provide indemnification to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company. The Bylaws require the Company to indemnify a trustee or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity.

         The Maryland REIT Law permits a Maryland real estate investment trust to indemnify, and to advance expenses to, its trustees and officers, to the same extent as permitted by the MGCL for directors and officers of Maryland corporations. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or
(b) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met. Under the MGCL, rights to indemnification and expenses are nonexclusive, in that they need not be limited to those expressly provided by statute.

         The Maryland REIT Law and the Bylaws may permit indemnification for liabilities arising under the Securities Act or the Securities Exchange Act of 1934, as amended. The Board of Trustees has been advised that, in the opinion of the Commission, indemnification for liabilities arising under the Securities Act or the Exchange Act is contrary to public policy and is therefore unenforceable, absent a decision to the contrary by a court of appropriate jurisdiction.

ITEM 16.   EXHIBITS.


EXHIBIT NO.                                          DESCRIPTION
-----------                                          ------------

2.2              Formation/Contribution Agreement dated September 7, 1997, as amended, by and among the
                 Company and certain subsidiary corporations and partnerships regarding the Transactions
                 (filed with the Company's Current Report on Form 8-K on October 29, 1997 and incorporated herein by reference).
2.4              Limited Partnership Agreement of the Operating Partnership dated October 14, 1997 (filed with the Company's Current Report on Form 8-K on October 29, 1997 and incorporated herein by reference).
3.1              Amended and Restated Declaration of Trust of Registrant (filed with the Registrant's
                 Registration Statement on Form S-4 (Commission File No. 333-45649) and incorporated herein by reference).
3.2              Bylaws of Registrant (filed with the Registrant's Registration Statement on Form S-4
                 (Commission File No. 333-45649) and incorporated herein by reference).
4.1              Form of certificate for the Registrant's Common Shares of Beneficial Interest, $0.01 par value per share (filed with the Registrant's Registration Statement on Form S-4 (Commission File
                 No. 333-45649) and incorporated herein by reference).
5.1              Opinion of Morgan, Lewis & Bockius LLP regarding the legality of the securities being registered hereby.*
8.1              Opinion of Morgan, Lewis & Bockius LLP as to certain tax matters.*
10.1             Clay W. Hamlin III Employment Agreement dated October 14, 1997 with the Operating
                 Partnership (filed with the Company's Current Report on Form 8-K on October 29, 1997, and
                 incorporated herein by reference).
10.2             Registration Rights Agreement dated October 14, 1997, as amended, for the benefit of certain shareholders of the Registrant (filed with the Company's Current Report on Form 8-K on
                 October 29, 1997, and incorporated herein by reference).
10.5             Corporate Office Properties Trust 1998 Long Term Incentive Plan (filed with the Registrant's
                 Registration Statement on Form S-4 (Commission File No. 333-45649) and incorporated herein by reference).
10.6             Stock Option Plan for Directors (filed with Royale Investments, Inc.'s Form 10-KSB for the year ended December 31, 1993 (Commission File No. 0-20047) and incorporated herein by reference).
10.14            Thomas D. Cassel Employment Agreement dated October 20, 1997 with the Operating
                 Partnership (filed with the Registrant's 1997 Annual Report on Form 10-K and incorporated herein by reference).
21.1             Subsidiaries of Registrant (filed with the Registrant's 1997 Annual Report on Form 10-K and incorporated herein by reference).
23.1             Consent of Morgan Lewis & Bockius LLP (included in Exhibit 5.1).*
23.2             Consent of PricewaterhouseCoopers LLP.*
24.1             Powers of attorney (included on signature page to the Registration Statement).

-----------

* - To be filed by Amendment.

ITEM 17.  UNDERTAKINGS.

         (a)  The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

                  provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with the Securities and Exchange Commission by the Registrant pursuant to Section 13 or
                  Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, State of Pennsylvania on July 31, 1998.

                                   CORPORATE OFFICE PROPERTIES TRUST

                                   By:    /s/ Clay W. Hamlin, III
                                          -------------------------------------
                                   Name:  Clay W. Hamlin, III
                                   Title: President and Chief Executive Officer

                                   By:    /s/ Thomas D. Cassel
                                          -------------------------------------
                                   Name:  Thomas D. Cassel
                                   Title: Vice President, Finance

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Corporate Office Properties Trust hereby severally constitute Clay
W. Hamlin, III and Thomas D. Cassel, and each of them singly, our true and lawful attorneys with full power to them, and each of the singly, to sign for us and in our names in the capacities indicated below, the registration statement filed herewith and any and all amendments to said registration statement, and generally to do all such things in our names and in our capacities as officers and directors to enable Corporate Office Properties Trust to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said registration statement and any and all amendments thereto.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the date indicated.


                Signature                         Capacity                                                 Date
                ---------                         --------                                                 ----


/s/ Jay H. Shidler
-----------------------------            Chairman of the Board and Trustee                             July 31, 1998
Jay H. Shidler

/s/ Clay W. Hamlin, III
-----------------------------            President and Chief Executive Officer, Trustee                July 31, 1998
Clay W. Hamlin, III                         (Principal Executive Officer)

/s/ Thomas D. Cassel
-----------------------------            Vice President, Finance                                       July 31, 1998
Thomas D. Cassel                             (Principal Accounting and Financial Officer)

/s/Vernon R. Beck
-----------------------------            Vice Chairman of the Board and Trustee                        July 31, 1998
Vernon R. Beck

/s/ Kenneth D. Wethe
-----------------------------            Trustee                                                       July 31, 1998
Kenneth D. Wethe

/s/ Allen C. Gehrke
-----------------------------            Trustee                                                       July 31, 1998
Allen C. Gehrke

-----------------------------            Trustee                                                       July __, 1998
William H. Walton, III

-----------------------------            Trustee                                                       July __, 1998
Kenneth S. Sweet, Jr.
